Exhibit 23.4

Consent of Independent Valuation Firm

We hereby consent to the reference to our name (including under the heading “Experts”) and the description of our role under the heading “Net Asset Value Calculation and Valuation Procedures” in the Registration Statement on Form S-11 of Rodin Global Property Trust, Inc., and in the prospectus included therein, including all amendments and supplements thereto.

/s/ Robert A. Stanger & Co., Inc.
Robert A. Stanger & Co., Inc.

April 17, 2020